(Check one):
☒ Form 10-K	SECURITIES AND EXCHANGE COMMISSION
☐ Form 20-F	WASHINGTON, D.C. 20549
☐ Form 11-K
☐ Form 10-Q	FORM 12b-25	SEC FILE NUMBER: 1-9972
☐ Form 10-D
☐ Form N-SAR
☐ Form N-CSR	NOTIFICATION OF LATE FILING	CUSIP NUMBER:

For Period Ended: December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For Transition Period Ended: Not applicable.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not applicable.

PART I

REGISTRANT INFORMATION

Full name of registrant:

Hooper Holmes, Inc.

Former name, if applicable:

Not applicable

Address of principal executive office:

170 Mt. Airy Road,

Basking Ridge, New Jersey 07920

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

Hooper Holmes, Inc. (the “Company”) will be unable to file its Annual Report on Form 10-K for the year ended December 31, 2005 on or before March 16, 2006, the due date for such report given the Company’s status as an “accelerated filer” (as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended). As disclosed in the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 23, 2006, the Company is in the process of restating its retained earnings balance as of December 31, 2002, its audited consolidated financial statements as of and for the year ended December 31, 2004 and its unaudited consolidated financial statements as of and for each of the four quarterly periods in 2004 and for the first three quarters of 2005. The restated consolidated financial information for the aforementioned periods will be included in the Company’s annual report on Form 10-K for the year ended December 31, 2005. In order to complete this restatement, additional review procedures and analysis are required, which the Company is unable to complete by March 16, 2006. As a result of the foregoing, the Company will not be able to file its Form 10-K for the year ended December 31, 2005 by March 16, 2006.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Joseph A. Marone (Name)	(908) (Area Code)	766-5000 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 7, 2006 and Exhibit 99.1 attached thereto, which report and exhibit are incorporated herein by reference.

Hooper Holmes, Inc.

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 16, 2006	By:	/s/ Joseph A. Marone
	Name:	Joseph A. Marone
	Title:	Vice President, Acting Chief Financial Officer